Senmiao Technology Limited

16F, Shihao Square, Middle Jiannan Blvd.

High-Tech Zone, Chengdu

Sichuan, People’s Republic of China 610000

VIA EDGAR

March 1, 2018

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Washington, DC 20549

Attn: Michael Clampitt, Staff Attorney

Re:	Senmiao Technology Limited

Amendment No. 5 to Registration Statement on Form S-1

Filed February 16, 2018

File No. 333-221225

Dear Mr. Clampitt:

Senmiao Technology Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 23, 2018 regarding our Amendment No. 5 to Registration Statement on Form S-1 (the “Registration Statement”) previously filed on February 16, 2018. Concurrently with this response letter, we are filing Amendment No. 6 to the Registration Statement, reflecting changes based on our responses below, for the Staff’s review.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Summary

Corporate History and Structure, page 2

1.	Noting the added disclosure that the owners have not fully paid for their interests in Sichuan Senmiao, please provide the staff with an analysis that addresses whether the owners have the legal capacity to enter into the VIE Agreements under PRC laws. In addition, disclose whether the VIE agreements would be enforceable against Sichuan Senmiao if payments are not made.

We respectfully advise the Staff that the owners have, subsequent to the date of the Staff’s comment, fully paid for their equity interest in Sichuan Senmiao. We revised our disclosure on pages 2 and 73 in the S-1 accordingly.

2.	Revise to add disclosure addressing how the lack of payment will impact the VIE structure and VIE Agreements. In addition, add disclosure as to whether Senmiao Technology Limited can legally require the persons owing payments for the equity interests in Sichuam Senmiao to make the payments prior to March 31, 2018. Finally, add risk factors addressing these issues.

Michael Clampitt, Staff Attorney

U.S. Securities and Exchange Commission

March 1, 2018

We believe that based on our response to comment number 1 above, the Staff’s comment has been addressed in full.

3.	We note your response to comment 1 and your revised disclosure. Specifically, you state that the purchase price for certain equity interests of Sichuan Senmiao has not been paid in full by the current owners to the former owners, which will entitle the former owners to cancel the corresponding equity interest transfer agreements and have the equity interest transferred back to them if the purchase price is not paid in full by March 31, 2018. We also note disclosure in Exhibit 5.2 that the pledge by Senmiao Ronglian (Sichuan Senmiao) Shareholders to WFOE pursuant to the Equity Interest Pledge Agreements dated September 18, 2017 may not be free and clear of all liens, encumbrances, security interest, mortgage, pledge, equities or claims or any third-party right. Please tell us and revise your filing to disclose how you determined consolidation of Sichuan Senmiao pursuant to ASC 810 is appropriate since consideration has not been paid in full by the current owners to the former owners and the terms associated with the Equity Interest Pledge Agreements and other VIE agreements may not be binding.

We believe that based on our response to comment number 1 above, the Staff’s comment has been addressed in full.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Richard I. Anslow, Esq. at ranslow@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Xi Wen
Xi Wen, Chairman, President and Secretary

cc:	Richard I. Anslow, Esq. Ellenoff Grossman & Schole LLP